Fetch Brands, Inc. (the "Company") a Wyoming corporation

Financial Statements

For the fiscal years ending on December 31st 2023 and 2024.

Fetch Brands, Inc.

Statement of Changes in Equity for the years ended on December

31st, 2023 and 2024.

$USD

Statement of Changes in Equity

For the Years Ended December 31, 2023, and 2024

Particulars	Preferred Stock	Retained Earnings	Total Equity
Balance at January 1, 2023	$0.00	$0.00	$0.00
Issuance of Preferred Stock	$158,203.55		$158,203.55
Net Loss 2023		($105,119.31)	($105,119.31)
Balance at December 31, 2023	$158,203.55	($105,119.31)	$53,084.24
Balance at January 1, 2024	$158,203.55	($105,119.31)	$53,084.24
Issuance of Preferred Stock	$240,704.52		$240,704.52
Net Loss 2024		($223,702.65)	($223,702.65)
Balance at December 31, 2024	$398,908.07	($328,821.96)	$70,086.11

Fetch Brands, Inc.

Profit and Loss

January - December 2024

	TOTAL
Income	
Retail Sales - Direct	13,623.19
Sales	266,621.74
Sales - Aloha	27,345.20
Services (deleted)	0.00
Total Income	**$307,590.13**
Cost of Goods Sold	
COGS - Labor Costs	40,000.00
Delivery Labor	10,958.25
Food Cost	164,779.58
Health insurance - COGS (deleted)	0.00
Inventory Shrinkage	-1,295.64
Supplies & materials - COGS	25,062.59
Total Cost of Goods Sold	**$239,504.78**
GROSS PROFIT	**$68,085.35**
Expenses	
Advertising & marketing	40,270.42
Building Rent	37,762.26
Company Event	643.01
Contributions to charities	250.00
Equipment Rental	-335.25
General business expenses	13,311.20
Insurance	1,951.94
Legal & Professional Fees	8,422.00
Office expenses	17,580.04
Payroll Expenses	163,770.01
Reimbursements (deleted)	0.00
Supplies & Materials	1,079.93
Travel	3,683.02
Total Expenses	**$288,388.58**
NET OPERATING INCOME	**$ -220,303.23**
Other Expenses	
Vehicle Expenses	3,399.42
Total Other Expenses	**$3,399.42**
NET OTHER INCOME	**$ -3,399.42**
NET INCOME	**$ -223,702.65**

Fetch Brands, Inc.

Balance Sheet

As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Business Adv Fundamentals - 1597 - 1	4,341.55
Total Bank Accounts	**$4,341.55**
Accounts Receivable	
Accounts receivable (A/R)	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
Advance Repayment	0.00
Inventory Asset	7,078.54
Prepaid expenses	1,664.50
Total Other Current Assets	**$8,743.04**
Total Current Assets	**$13,084.59**
Fixed Assets	
Accumulated amortization	-1,020.06
Furniture & fixtures	359.98
Intangible Assets	5,245.67
Tools, machinery, and equipment	4,669.07
Total Fixed Assets	**$9,254.66**
TOTAL ASSETS	**$22,339.25**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	373.75
Total Accounts Payable	**$373.75**
Credit Cards	
Credit Card	3,704.52
Total Credit Cards	**$3,704.52**
Other Current Liabilities	
Accrued Expenses	6,309.83
Deferred Revenue	619.54
Direct Deposit Payable	0.00
Payroll Liabilities	434.43
Short-term loans from shareholders	30,820.87
Total Other Current Liabilities	**$38,184.67**
Total Current Liabilities	**$42,262.94**
Total Liabilities	**$42,262.94**

Fetch Brands, Inc.

Balance Sheet

As of December 31, 2023

	TOTAL
Equity	
Opening balance equity	0.00
Preferred stock	158,203.55
Retained Earnings	-73,007.93
Net Income	-105,119.31
Total Equity	**$ -19,923.69**
TOTAL LIABILITIES AND EQUITY	**$22,339.25**

Fetch Brands, Inc.

Profit and Loss

January - December 2023

	TOTAL
Income	
Sales	160,568.41
Total Income	**$160,568.41**
Cost of Goods Sold	
COGS Fuel (deleted)	933.88
COGS - Labor Costs	37,370.11
COGS Reallocation to Op Expense (deleted)	-7,493.75
Cost of goods sold	30,030.43
Delivery Labor	3,336.35
Food Cost	77,489.56
Supplies & materials - COGS	13,133.99
Total Cost of Goods Sold	**$154,800.57**
GROSS PROFIT	**$5,767.84**
Expenses	
Advertising & marketing	26,750.92
Building Rent	22,567.35
Contract labor	4,033.25
Contributions to charities	159.15
Digital Consulting (deleted)	1,200.00
E Comm Process Fee (deleted)	3,190.45
General business expenses	1,831.51
Insurance	1,238.00
Legal & Professional Fees	1,667.43
Office expenses	11,439.25
Payroll Expenses	27,980.54
recruitment (deleted)	66.00
Rent (deleted)	5,574.97
Research and Development	354.94
Supplies & Materials	1,121.13
Travel	413.22
Uncategorized Expense	40.00
Utilities	20.00
Total Expenses	**$109,648.11**
NET OPERATING INCOME	**$ -103,880.27**
Other Expenses	
Taxes paid	0.00
Vehicle Expenses	1,239.04
Total Other Expenses	**$1,239.04**
NET OTHER INCOME	**$ -1,239.04**
NET INCOME	**$ -105,119.31**

Fetch Brands, Inc.

Balance Sheet

As of December 31, 2024

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Business Adv Fundamentals - 1597 - 1	9,752.18
Total Bank Accounts	**$9,752.18**
Accounts Receivable	
Accounts receivable (A/R)	5,536.02
Total Accounts Receivable	**$5,536.02**
Other Current Assets	
Advance Repayment	0.00
Inventory Asset	12,466.54
Payments to deposit	0.00
Payroll Corrections	0.94
Prepaid expenses	3,621.66
Total Other Current Assets	**$16,089.14**
Total Current Assets	**$31,377.34**
Fixed Assets	
Accumulated amortization	-1,020.06
Furniture & fixtures	359.98
Intangible Assets	10,245.67
Tools, machinery, and equipment	12,296.77
Vehicles	10,894.75
Total Fixed Assets	**$32,777.11**
TOTAL ASSETS	**$64,154.45**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	1,802.48
Total Accounts Payable	**$1,802.48**
Credit Cards	
Credit Card	0.00
Credit Card - BofA *0106	7,973.75

	TOTAL
Total Credit Cards	**$7,973.75**
Other Current Liabilities	
Accrued Expenses	11,751.67
Deferred Revenue	0.00
Direct Deposit Payable	0.11
Payroll Liabilities	1,556.47
Sales tax to pay	-29.08
Short-term loans from shareholders	44,020.87
Total Other Current Liabilities	**$57,300.04**
Total Current Liabilities	**$67,076.27**
Total Liabilities	**$67,076.27**
Equity	
Opening balance equity	0.00
Preferred stock	398,908.07
Retained Earnings	-178,127.24
Net Income	-223,702.65
Total Equity	**$ -2,921.82**
TOTAL LIABILITIES AND EQUITY	**$64,154.45**

Fetch Brands, Inc.

Statement of Cash Flows

January - December 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	-105,119.31
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts receivable (A/R)	0.00
Advance Repayment	0.00
Inventory Asset	-6,490.04
Loans to shareholders (deleted)	869.84
Prepaid expenses	-1,664.50
Accounts Payable (A/P)	373.75
Credit Card	-524.29
Accrued Expenses	6,309.83
Deferred Revenue	619.54
Payroll Liabilities:Federal Taxes (941/943/944)	0.00
Payroll Liabilities:Federal Unemployment (940)	-34.41
Payroll Liabilities:OR Employment Taxes	-60.18
Payroll Liabilities:OR Income Tax	0.00
Payroll Liabilities:OR Local Tax	0.00
Payroll Liabilities:OR Paid Family and Medical Leave	77.23
Payroll Liabilities:OR Statewide Transit Taxes	-0.74
Payroll Liabilities:OR Transit Taxes	-5.39
Payroll Liabilities:State Income Tax Garnishment	0.00
Payroll Liabilities:WA Cares Fund	29.34
Payroll Liabilities:WA Paid Family and Medical Leave Tax	29.46
Payroll Liabilities:WA SUI Employer	69.83
Payroll Liabilities:WA Workers Compensation	45.31
Short-term loans from shareholders	-39.92
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-395.34**
Net cash provided by operating activities	**$ -105,514.65**
INVESTING ACTIVITIES	
Furniture & fixtures	-359.98
Tools, machinery, and equipment	-4,669.07
Net cash provided by investing activities	**$ -5,029.05**
FINANCING ACTIVITIES	
Preferred stock	111,703.26
Net cash provided by financing activities	**$111,703.26**
NET CASH INCREASE FOR PERIOD	**$1,159.56**
Cash at beginning of period	3,181.99
CASH AT END OF PERIOD	**$4,341.55**

Fetch Brands, Inc.

Statement of Cash Flows

January - December 2024

	TOTAL
OPERATING ACTIVITIES	
Net Income	-223,702.65
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts receivable (A/R)	-5,536.02
Inventory Asset	-5,388.00
Inventory Asset:Components Inventory	0.00
Inventory Asset:Finished Goods Inventory	0.00
Inventory Asset:Packaging Inventory	0.00
Payroll Corrections	-0.94
Prepaid expenses	-1,957.16
Accounts Payable (A/P)	1,428.73
Credit Card	-3,704.52
Credit Card - BofA *0106	7,973.75
Accrued Expenses	5,441.84
Deferred Revenue	-619.54
Direct Deposit Payable	0.11
Payroll Liabilities:Employer-Paid Medical	0.00
Payroll Liabilities:Federal Taxes (941/943/944)	0.00
Payroll Liabilities:Federal Unemployment (940)	133.86
Payroll Liabilities:OR Employment Taxes	351.34
Payroll Liabilities:OR Income Tax	0.00
Payroll Liabilities:OR Local Tax	0.00
Payroll Liabilities:OR Paid Family and Medical Leave	97.49
Payroll Liabilities:OR Statewide Transit Taxes	16.24
Payroll Liabilities:OR Transit Taxes	134.05
Payroll Liabilities:State Income Tax Garnishment	0.00
Payroll Liabilities:WA Cares Fund	71.53
Payroll Liabilities:WA Paid Family and Medical Leave Tax	63.51
Payroll Liabilities:WA SUI Employer	170.18
Payroll Liabilities:WA Workers Compensation	83.84
Sales tax to pay	-29.08
Short-term loans from shareholders	13,200.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**11,931.21**
Net cash provided by operating activities	**$ -211,771.44**
INVESTING ACTIVITIES	
Intangible Assets	-5,000.00
Tools, machinery, and equipment	-7,627.70
Vehicles	-10,894.75
Net cash provided by investing activities	**$ -23,522.45**
FINANCING ACTIVITIES	
Opening balance equity	0.00
Preferred stock	240,704.52
Net cash provided by financing activities	**$240,704.52**
NET CASH INCREASE FOR PERIOD	**$5,410.63**

Fetch Brands, Inc.

Statement of Cash Flows

January - December 2024

	TOTAL
Cash at beginning of period	4,341.55
CASH AT END OF PERIOD	**$9,752.18**

Fetch Brands, Inc.
Notes to the Financial Statements

For the years ended on December 31st, 2023 and 2024

$USD

1. ORGANIZATION AND PURPOSE

Fetch Brands, Inc. (the "Company") was incorporated on February 2nd, 2022, under the laws of Wyoming.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Unaudited

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.